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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 2000.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             ENDOSONICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ENDOSONICS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  29264K-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              REINHARD J. WARNKING
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             ENDOSONICS CORPORATION
                               2870 KILGORE ROAD
                        RANCHO CORDOVA, CALIFORNIA 95670
                                 (916) 638-8008
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                              JOHN M. NEWELL, ESQ.
                                LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 391-0600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a). NAME AND ADDRESS. The name of the subject company is EndoSonics Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), and the address of the principal executive offices of the Company is 2870 Kilgore Road, Rancho Cordova, California 95670. The telephone number of the principal executive offices of the Company is (916) 638-8008.

     (b). SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Common Stock"), including the associated rights to purchase shares of the Company's Series A Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Preferred Shares Rights Agreement (the "Rights Agreement") dated as of October 20, 1998, between the Company and ChaseMellon Shareholders Services, L.L.C. (in such capacity, the "Rights Agent"). As of August 18, 2000, there were 17,844,098 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a). NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (d). TENDER OFFER. This Schedule 14D-9 relates to the offer by JOMED Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of JOMED N.V., a corporation organized under the laws of The Netherlands ("JOMED"), disclosed in a Tender Offer Statement on Schedule TO, dated August 21, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $11.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), dated August 21, 2000, and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2000 (the "Merger Agreement"), by and among the Company, JOMED and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company being the surviving corporation in the Merger (the "Surviving Corporation") and becoming a wholly owned subsidiary of JOMED.

     The Schedule TO states that the address of the principal executive offices of JOMED and Purchaser is Drottninggatan 94, S-252 21 Helsingborg, Sweden.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d). CONFLICTS OF INTEREST. Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) JOMED, Purchaser or their executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "Board of Directors -- Director Compensation," "Executive Officer Compensation -- Management Contracts and Change in Control Agreements" and "Executive Officer Compensation -- Compensation Committee Report." The Information Statement is attached hereto as Annex A and is incorporated herein by reference. Certain of these contracts, agreements, arrangements and understandings will be affected by the Merger, as described below.

     In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement and the Confidentiality Agreement dated June 26, 2000 between the Company

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and JOMED (the "Confidentiality Agreement"). A copy of the Confidentiality
Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

     The Merger Agreement. The summary of the material terms of the Merger Agreement set forth under the caption "11. The Merger Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     Confidentiality Agreement. The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

     On June 26, 2000, JOMED and the Company entered into a Confidentiality Agreement, pursuant to which JOMED agreed to keep confidential certain information received from the Company. The Confidentiality Agreement includes, among other provisions, two-year standstill and employee non-solicitation agreements by JOMED in favor of the Company. The Confidentiality Agreement does not contain a provision providing for an exclusive negotiating period with JOMED. The Confidentiality Agreement has a five-year term.

     Treatment of Stock Options. The Merger Agreement provides that each outstanding option to purchase Shares which has been granted under the Company's stock option plans, programs, arrangements and agreements, including those granted to directors and executive officers of the Company, will be cancelled. In consideration thereof, upon the consummation of the Offer, the Company will pay in cash an amount equal to the number of Shares subject to such option, whether or not vested or exercisable, as of the consummation of the Offer multiplied by the excess, if any, of $11.00 over the exercise price per Share of each such option. The aggregate cash value (measured by calculating the difference between $11.00 per Share and the weighted average exercise price) for all "in-the-money" outstanding options held by the Company's directors and executive officers is approximately $6,652,000.

     Key Employee Retention Agreements. The Company's Key Employee Retention Agreements with Michael J. Eberle, Jeffrey Elder, Richard Hebert, Robrecht L.W. Michiels, Joerg Schulze-Clewing, Reinhard J. Warnking, Gary L. Wilson, and Oti
M. Wooster (the "Key Employees") have been amended to clarify that their "Change in Control" benefits will be triggered by the Offer and the Merger. If a Key Employee is terminated in an "Involuntary Termination" (as defined in the Key Employee Retention Agreements) within 12 months after the Merger, such employee (other than Reinhard J. Warnking) will have all the options granted to him or her become fully vested and will receive a payment equal to 1.5x base salary plus 1.0x bonus accrued during such 12-month period. (Reinhard J. Warnking would receive 2.0x base salary and 1.5x bonus under his Key Employee Retention Agreement.) Key Employees terminated within 18 months of the Change in Control will receive a payment equal to 1.0x base salary plus 1.0x bonus accrued during the additional 6-month period. Terminated Key Employees will also receive continued health care coverage for up to 18 months after the Change in Control.

     Employee Benefits. The Merger Agreement provides that, for a period of one year following the effective date of the Merger, Purchaser will, or will cause the Surviving Corporation to, provide all of the employees of the Surviving Corporation and its subsidiaries with employee benefit plans, programs, policies or arrangements as are substantially equivalent, in the aggregate, to those currently provided by the Company's current employee benefits plans, programs, policies or arrangements.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") as provided in the Company's certificate of incorporation or by-laws or the certificate or articles of incorporation, by-laws or similar organizational documents of any of the subsidiaries of the Company as in effect as of the effective date of the Merger will survive the Merger and will continue in full force and effect for six years after the effective date of the Merger (without modification or amendment, except as required by applicable law) in accordance

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with their terms, to the fullest extent permitted by law, and will be enforceable by the Indemnified Parties against the Surviving Corporation.

     The Merger Agreement also provides that Purchaser will cause to be maintained in effect for not less than six years from the effective date of the Merger the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Purchaser has the right to substitute therefor policies of at least equivalent coverage containing terms and conditions which are no less advantageous) with respect to matters occurring prior to the effective date of the Merger, provided that in no event is Purchaser or the Surviving Corporation required to expend to maintain or procure insurance coverage in any amount per annum in excess of $400,000. In the event the payment of such amount for any year is insufficient to maintain such insurance or equivalent coverage cannot otherwise be obtained, the Surviving Corporation is obligated to purchase as much insurance as may be purchased for the amount indicated.

     Prior Agreements with JOMED. In December 1998, the Company and JOMED entered into an agreement for exclusive distribution of certain EndoSonics products into specified European and Middle Eastern countries (the "1998 Distribution Agreement"). Also in December 1998, the Company and JOMED entered into an IVUS guided stent delivery system agreement that called for the development of a JOMED balloon and stent incorporated into a modular EndoSonics IVUS catheter (the "Stent Delivery System Agreement"). Under the terms of the Stent Delivery System Agreement, the Company was required to supply subassemblies to JOMED which would complete the manufacturing process and distribute the resulting product in the territory which was defined as certain European and Middle Eastern countries. In certain countries within the territory, the Company could distribute exclusively or jointly with JOMED. On August 27, 1999, the Company informed JOMED in writing of breaches of certain operational obligations by JOMED under the terms of both the 1998 Distribution Agreement and the Stent Delivery System Agreement. Following JOMED's failure to cure the breaches under the 1998 Distribution Agreement noted in the August 27, 1999 written notice, the 1998 Distribution Agreement was terminated on October 1, 1999. Following JOMED's failure to cure the breaches under the Stent Delivery System Agreement noted in the August 27, 1999 written notice, the Stent Delivery System Agreement was terminated on November 5, 1999. During the fourth quarter of 1999, the Company and JOMED agreed on a payment schedule for JOMED to pay its outstanding invoices as well as on a financial arrangement with regard to the mutual losses incurred in connection with the terminated Stent Delivery System Agreement. Subsequently, in December 1999, a new distribution agreement was restructured between JOMED and the Company to provide more specific metrics regarding performance and was implemented in December 1999 (the "Master Distribution Agreement"). Also in December 1999, JOMED satisfied its outstanding payment obligations to the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a). SOLICITATION OR RECOMMENDATION. The Company's Board of Directors (the "Board"), at a special meeting held on August 5, 2000, unanimously

     - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders;

     - approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

     - recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

     A copy of the Company's letter to its stockholders, dated as of August 21, 2000, is filed as Exhibit (a)(1)(D) hereto and is attached hereto.

     (b). REASONS.

     Background. In the fall of 1997, the Company's senior management and the Board began to examine the Company's strategic position in the interventional cardiology market in light of, among other things, the upcoming expiration of some of the Company's key distribution agreements, the ongoing healthcare reform and the continued emergence of managed care organizations in the United States, the increasing pressure on

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healthcare providers and other participants in the healthcare industry to reduce costs and, in light of this general market environment, the Company's prospects for continued growth as a manufacturer of stand-alone diagnostic products.
Senior management and the Board determined that the Company should take action to explore strategic alternatives that would enable the Company to integrate its diagnostic technology with therapeutic modalities in a single product platform that would increase demand for the Company's core diagnostic technology.

     At a regularly scheduled Board meeting on November 3, 1997, Reinhard Warnking, the Company's President and Chief Executive Officer, raised the possibility of pursuing strategic partnerships and other alternative business ventures and combinations designed to enable the Company to integrate its diagnostic technology with therapeutic modalities in a single product platform. Representatives from U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), the Company's financial advisor, were also in attendance at the meeting. At the conclusion of the meeting, the Board of Directors authorized Mr. Warnking to explore strategic alternatives and to engage U.S. Bancorp Piper Jaffray to assist in this process.

     Following the November 3, 1997 Board meeting, between November 3, 1997 and the end of April 1998, the Company's senior management made preliminary contacts with several leading interventional cardiology companies to explore strategic options for the Company. Of the companies contacted by the Company, several received information about the Company prepared by management. After significant due diligence by several parties, none of the companies contacted by management expressed an interest in entering into a business combination with the Company at that time.

     In April 1998, the Company terminated its exclusive distribution agreement with Cordis Corporation, a unit of Johnson & Johnson, due to a decline in orders of the Company's products from Cordis in the United States, Europe and certain other territories and the anticipated inability of Cordis to meet the minimum agreed-upon sales performance milestones for these territories. Subsequently, the Company established a direct sales force in the United States and Germany and, in December 1998, entered into the 1998 Distribution Agreement with JOMED that granted JOMED exclusive distribution rights with respect to certain of the Company's products in specified European and Middle Eastern countries. Also in December 1998, the Company and JOMED entered into the Stent Delivery System Agreement that called for the development of a JOMED balloon and stent incorporated into a modular EndoSonics IVUS catheter.

     In June 1999, Mr. Peters contacted Mr. Warnking and requested a meeting to discuss JOMED's potential acquisition of the Company. On June 29, 1999, Mr. Warnking and representatives from U.S. Bancorp Piper Jaffray met with Mr. Peters and representatives from CSFB, JOMED's financial advisor in New York, New York. At this meeting, the parties discussed several proposed alternative transaction structures.

     After the June 29, 1999 meeting in New York, Messrs. Warnking and Peters and representatives from U.S. Bancorp Piper Jaffray and CSFB continued to discuss a potential business combination between the Company and JOMED. In late September 1999, Mr. Peters called Mr. Warnking and told him he was not interested in pursuing a business combination at that time.

     On October 4, 1999, the Company announced its operating results for the quarter ended September 30, 1999. The Company reported revenue of $10.5 million for the quarter, compared to $14.0 million for the prior quarter, a decrease of 24.8%. The Company stated that revenue for the quarter was lower than anticipated primarily as a result of a substantial decline in orders from the prior quarter from JOMED, which at the time was the Company's principal distributor in Europe, and that as a result of JOMED's failure to honor its payment obligations, the Company had terminated the 1998 Distribution Agreement.

     The Stent Delivery System Agreement was terminated on November 5, 1999.

     In December 1999, a new distribution agreement was restructured between JOMED and the Company to provide more specific metrics regarding performance and was implemented in December 1999 (the "Master Distribution Agreement"). Also in December 1999, JOMED satisfied its outstanding payment obligations to the Company.

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     JOMED's ordinary shares commenced trading on the SWX Swiss Exchange on
April 19, 2000 and the related initial public offering was completed on April
26.

     On May 25, Messrs. Warnking and Peters met at the European Transcatheter Conference in Paris, France. Dr. Hans P. de Weerd, Senior Advisor to the Company, and Antti Ristinmaa, Vice President, Finance and Chief Financial Officer of JOMED, were also in attendance. Messrs. Warnking and Peters reinitiated their discussions concerning a potential business combination between the Company and JOMED.

     On May 29, Messrs. Warnking and de Weerd met with Mr. Peters and other senior management of JOMED in Rangendingen, Germany and Beringen, Switzerland. Mr. Peters proposed a business combination pursuant to which the Company would be acquired by and merged with and into JOMED, and discussion ensued.

     On May 31, Mr. Peters contacted Mr. Warnking by telephone to continue these discussions. After speaking with Mr. Peters, Mr. Warnking contacted U.S. Bancorp Piper Jaffray, and representatives from U.S. Bancorp Piper Jaffray contacted representatives from CSFB later that day and continued these merger discussions.

     Between May 31 and June 15, Messrs. Warnking and Peters and representatives from U.S. Bancorp Piper Jaffray and CSFB continued these discussions telephonically. Preliminary discussions concerning the appropriate valuation of the Company also ensued.

     On June 16, the Board held a special telephonic meeting, at which all members of the Board except Thomas J. Cable were present, as well as U.S. Bancorp Piper Jaffray and representatives from Latham & Watkins, legal counsel to the Company ("Latham"). At this meeting, Mr. Warnking updated the Board on the status of his discussions with Mr. Peters, and discussion ensued regarding the history of the Company's relationship with JOMED, the strategic reasons for the combination of the Company with JOMED and the appropriate valuation of the Company in the proposed transaction. The Board authorized Mr. Warnking and U.S. Bancorp Piper Jaffray to continue their discussions with Mr. Peters and CSFB, to commence due diligence with JOMED and to negotiate and enter into a confidentiality agreement.

     On or about June 19, the financial advisors for a public medical device company ("Company A") contacted Mr. Warnking and requested a meeting. On June 23, Mr. Warnking and Jeffrey Elder, Senior Vice President and Chief Financial Officer of the Company, met with representatives from Company A and Company A's financial advisors at the Company's headquarters in Rancho Cordova, California and commenced discussions concerning a potential business combination between the Company and Company A.

     On June 26, Mr. Peters and other members of JOMED's senior management met with Mr. Warnking and other members of the Company's senior management at the Company's headquarters in Rancho Cordova, California to commence due diligence, and the Company and JOMED executed the Confidentiality Agreement. The Confidentiality Agreement included, among other provisions, two-year standstill and employee non-solicitation agreements by JOMED in favor of the Company. On June 27, two members of JOMED's senior management met with the general manager of the Company's manufacturing facilities in San Diego, California and Mr. de Weerd to conduct further operational and business due diligence.

     On June 29, Messrs. Warnking and de Weerd traveled to Company A's headquarters and met with Company A's Chairman and Chief Executive Officer and other members of Company A's senior management. On June 30, Messrs. Warnking and de Weerd and a representative from U.S. Bancorp Piper Jaffray met with Company A's Chairman and Chief Executive Officer and other members of Company A's senior management at Company A's headquarters to continue discussions concerning a potential business combination between the Company and Company A. Preliminary discussions concerning the appropriate valuation of the Company also ensued, and Company A's representatives orally proposed to acquire the Company in a stock-for-stock merger transaction that would be accounted for as a pooling of interests.

     On July 3, the Board held a special telephonic meeting, at which all members of the Board were present, as well as representatives from U.S. Bancorp Piper Jaffray and Latham. At this meeting, Mr. Warnking updated the Board on the status of his discussions with both JOMED and Company A, and discussion ensued

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regarding the relative merits of a transaction with JOMED versus a transaction with Company A, strategic considerations weighing in favor of each alternative transaction and the appropriate valuation of the Company in the proposed transactions. At the conclusion of the meeting, the Board authorized Mr. Warnking and U.S. Bancorp Piper Jaffray to continue discussions with both parties.

     On July 5, representatives from Company A again traveled to the Company's headquarters in Rancho Cordova, California and continued financial, operational and legal due diligence. On July 6, representatives from Company A performed additional operational due diligence at the Company's manufacturing facilities in San Diego, California.

     On July 7, Mr. Warnking again met with Company A's management at Company A's headquarters to continue negotiations and discussions with Company A.

     On July 7, Mr. Warnking received a letter from Mr. Peters containing an offer to purchase all of the outstanding shares of the Company's common stock for a price of $10.50 per share in cash. The letter indicated that the transaction would be structured as a cash tender offer for all of the shares of the Company's common stock followed by a merger of the Company with and into a wholly owned subsidiary of JOMED, with the Company surviving the merger as a wholly owned subsidiary of JOMED. The purchase offer was subject to JOMED's completion of additional due diligence, approval of the Board and JOMED's board of directors, execution of a definitive agreement and the receipt of certain standard governmental, regulatory and third-party approvals. The offer letter also stated that the transaction would be financed from JOMED's current resources and a follow-on equity offering, but that in any event, any offer made by JOMED would not be contingent upon JOMED obtaining third-party financing.

     On July 9, representatives from Company A's financial advisors informed U.S. Bancorp Piper Jaffray that Company A was not in a position to propose a transaction that would be superior to the JOMED proposal.

     On July 10, the Board held a special telephonic meeting, at which all members of the Board were present, as well as representatives from U.S. Bancorp Piper Jaffray and Latham. At this meeting, Mr. Warnking presented JOMED's proposal to the Board, and discussion ensued as to the merits of JOMED's proposal. The Board noted that JOMED's proposal was at a price that was in excess of the range of prices that had been discussed with Company A, that JOMED's offer was for cash rather than stock and that JOMED's offer was not contingent on JOMED's receipt of third-party financing, and the Board authorized management to pursue negotiations with JOMED on an expedited basis. After the meeting, Mr. Warnking sent a letter to Mr. Peters in response to JOMED's offer letter, responding to certain due diligence questions and other issues related to JOMED's proposal. In addition, representatives from U.S. Bancorp Piper Jaffray held several telephonic conversations with CSFB to discuss the valuation cited in JOMED's proposal.

     On July 12, Mr. Warnking received another letter from Mr. Peters containing an offer to purchase all of the outstanding shares of the Company's common stock for a price of $11.00 per share in cash. The offer letter indicated that the transaction would be structured as a cash tender offer for all of the shares of the Company's common stock followed by a merger of the Company with and into a wholly owned subsidiary of JOMED, with the Company surviving the merger as a wholly owned subsidiary of JOMED. The purchase offer was subject to JOMED's completion of additional confirmatory due diligence, approval of the Board and JOMED's board of directors and execution of a definitive agreement, subject to customary closing conditions. The offer letter again stated that the transaction would be financed from JOMED's current resources and a follow-on equity offering, but that in any event, any offer made by JOMED would not be contingent upon JOMED obtaining third-party financing.

     On July 14, the Board held another telephonic special meeting, at which all directors were present. Representatives from U.S. Bancorp Piper Jaffray and Latham were also in attendance, and U.S. Bancorp Piper Jaffray presented the Board of Directors with an analysis that evaluated the valuation cited in JOMED's proposal. Discussion ensued, and the members of the Board were given an opportunity to ask additional questions about U.S. Bancorp Piper Jaffray's analysis and the methodology on which it was predicated.

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     On July 20 and July 21, representatives from Skadden, Arps, Slate, Meagher
& Flom LLP, JOMED's legal counsel ("Skadden"), performed legal due diligence near the Company's headquarters in Rancho Cordova, California.

     On the evening of July 20, Skadden delivered to Latham a proposed draft of a merger agreement, which proposed a cash tender offer followed by a merger. The draft merger agreement also proposed a lock-up option to purchase up to 19.9% of the Company's common stock in the event the Company ultimately decided to enter into an alternative transaction with a third party other than JOMED and gave JOMED the ability to terminate the agreement in the event that JOMED's stock price fell below a certain amount or in the event of a material adverse change in the Company's business between the signing and the closing of the agreement.

     On the afternoon of July 21, Messrs. Warnking and de Weerd and representatives of U.S. Bancorp Piper Jaffray and Latham held a telephonic conference call to discuss the proposed draft of the merger agreement and the legal and business issues presented thereby and proposed revisions thereto. Also on the afternoon of July 21, Skadden delivered to Latham a draft of the commitment letter from CSFB to JOMED with respect to JOMED's proposed equity offering.

     On the morning of July 24, the Board held a regular meeting at the Company's headquarters in Rancho Cordova, California. All members of the Board attended the meeting either in person or by telephone, and representatives from U.S. Bancorp Piper Jaffray and Latham were also in attendance. Latham presented a summary of the proposed draft of the merger agreement and the comments that were proposed to be delivered to JOMED's counsel in response thereto. Particular emphasis was given to the inclusion of language in the proposed draft that gave JOMED the ability to terminate the merger agreement in the event that JOMED's stock price fell below a certain amount. The Board received a presentation by Latham concerning the Board's fiduciary obligations in considering such a transaction, and the Board authorized Mr. Warnking, U.S. Bancorp Piper Jaffray and Latham to negotiate a definitive merger agreement with JOMED, CSFB and Skadden.

     On the afternoon of July 24, Latham delivered comments on the proposed draft of the merger agreement to JOMED's counsel. Comments on the proposed draft of the merger agreement included, among other things, deletion of the proposed language that gave JOMED the ability to terminate the merger agreement in the event that JOMED's stock price fell below a certain amount, deletion of the proposed lock-up option to purchase up to 19.9% of the Company's common stock in the event the Company ultimately decided to enter into an alternative transaction with a third party other than JOMED, and revisions to the termination provisions, conditions to the Offer, the non-solicitation covenant and fees and expenses payable upon termination of the merger agreement.

     A due diligence meeting was held on July 26, 2000 involving JOMED's senior management and JOMED's financial advisors.

     On July 26, Messrs. Warnking, de Weerd, Elder and Peters and representatives from U.S. Bancorp Piper Jaffray, CSFB, Latham and Skadden met at Skadden's offices in New York, New York to discuss and negotiate the proposed draft merger agreement. At the meeting, much of the discussion focused on the inclusion of the proposed language that gave JOMED the ability to terminate the merger agreement in the event that JOMED's stock price fell below a certain amount, as well as additional conditions to the Offer many of which (but not all) were also conditions to the JOMED Equity Offering, that were proposed by JOMED at this meeting. Following the negotiations, on the evening of July 26, the Board held another telephonic special meeting relating to JOMED's financing of the Offer. Representatives from U.S. Bancorp Piper Jaffray and Latham were also in attendance and updated the Board on the status of the merger agreement negotiations. The Board authorized Mr. Warnking, U.S. Bancorp Piper Jaffray and Latham to continue to negotiate a definitive merger agreement with JOMED, CSFB and Skadden. The Board also instructed Mr. Warnking to contact Company A to determine whether the status of Company A's interest had changed. A representative of the Company contacted Company A and was informed that Company A's interest had not changed.

     On July 27, Skadden distributed a revised draft of the merger agreement to Latham. The revised draft omitted the 19.9% lock-up option, but still contained reference to the additional conditions to the Offer that were raised in the July 26 meeting in New York. The revised draft also proposed a termination fee of $8 million plus JOMED's expenses, with respect to which the revised draft proposed a cap of $3 million. After conferring with the Company and U.S. Bancorp Piper Jaffray, Latham transmitted additional comments on the revised draft of the merger agreement to Skadden on July 28.

     On July 31, U.S. Bancorp Piper Jaffray contacted CSFB to discuss the status, timing and likelihood of success of JOMED's proposed equity offering. Throughout the week of July 31, U.S. Bancorp Piper Jaffray continued to perform financial and operational due diligence on JOMED.

     On July 31, Mr. de Weerd met with Mr. Ristinmaa near JOMED's administration headquarters in Sweden to discuss the extent of JOMED's proposed financing contingency in the draft of the merger agreement and various ways to resolve the outstanding issues in connection therewith.

     On July 31 and August 1, a representative from JOMED's independent public accountants performed financial and accounting due diligence on the Company at the Company's headquarters in Rancho Cordova, California.

     On July 31 and August 1, a representative from the Company's independent auditors interviewed JOMED's independent public accountants near JOMED's administration headquarters in Sweden. On August 1, the representative met with Mr. Ristinmaa near JOMED's administration headquarters in Sweden.

     On August 2, representatives of the Company, JOMED, Latham and Skadden held a number of telephonic conference calls during the course of which outstanding issues on the draft merger agreement were discussed. In particular, outstanding issues regarding financing conditions were resolved and the termination fee was reduced from $8 million plus $3 million of expenses to $7 million including expenses, which remained capped at $3 million.

     On August 3, 2000, JOMED's board of directors held a special meeting to consider the terms of the proposed acquisition of EndoSonics. Members of JOMED's management and JOMED's financial representatives briefed the directors on the status of negotiations concerning the Merger Agreement. Management was directed to continue negotiations, with the understanding that definitive terms of the transaction would be presented to the directors at a subsequent meeting for final consideration and approval.

     In a telephone conversation on August 3, 2000, Mr. Peters informed Mr. Warnking that he believed that he was prepared to submit the transaction to JOMED's board of directors for their final consideration and approval. After further discussions, Mr. Warnking agreed to submit the proposed transaction at $11.00 per share to the Board for their consideration and approval.

     On August 4, JOMED's board of directors held a regular meeting in Amsterdam, The Netherlands. All members of JOMED's board of directors attended in person, Mr. Ristinmaa attended by telephone, and representatives from CSFB were also in attendance. CSFB presented a summary of the transaction rationale and financial projections of the Company and discussed the timing of a cash tender offer and follow-on financing. The JOMED board of directors approved the terms of the Merger Agreement and the follow-on financing.

     On August 4, U.S. Bancorp Piper Jaffray held a telephonic conference call with Mr. Ristinmaa to discuss JOMED's results of operations for the quarter ended June 30, JOMED's estimated results of operations for the quarter ending on September 30 and to conduct further financial and operational due diligence on JOMED.

     On August 5, the Board held a telephonic special meeting at which all directors except Dr. Gregg Stone were present. At this meeting, the Board considered the final terms of the Offer, the Merger and the Merger Agreement. The terms of the proposed transaction were reviewed with the Company's management and representatives of both Latham and U.S. Bancorp Piper Jaffray. The Board received and participated in a presentation by Latham with respect to the terms of the proposed transaction and a summary of the Board's fiduciary obligations in considering such a transaction. The Board also received and participated in a presentation by U.S. Bancorp Piper Jaffray with respect to the financial terms of the proposed transaction.

     At the conclusion of its presentation, representatives of U.S. Bancorp Piper Jaffray delivered the oral opinion of U.S. Bancorp Piper Jaffray to the Board (which was subsequently confirmed in writing) that, as of such date, the offer price of $11.00 per Share in cash proposed to be received in the Offer and the Merger by the stockholders of the Company (other than JOMED, Purchaser and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders.

     The Board, at the August 5 special telephonic meeting, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder. The entire Board, including Dr. Gregg Stone, who was not present at the August 5 Board meeting, reaffirmed the above actions by unanimous written consent dated August 5, 2000.

     Following the approval by the Board on August 5, Mr. Warnking executed the Merger Agreement and delivered it to JOMED, and Mr. Peters simultaneously delivered an executed copy of the Merger Agreement to the Company.

     On August 6, 2000, JOMED and EndoSonics jointly issued a press release announcing the execution of the Merger Agreement.

     On August 21, 2000, in accordance with the Merger Agreement, Purchaser commenced the Offer.

     Reasons for the Board's Conclusions. In reaching the determination described above, the Board considered a number of factors including, without limitation, the following:

     - The Company's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives;

     - Current conditions and trends in the healthcare industry in general and the interventional cardiology market in particular, and the effect of those conditions and trends on the Company;

     - The significant competition and consolidation in the industry and market in which the Company operates, the relative size of other participants in the industry and the available capital and resources of these other participants as compared to the Company;

     - The current prospects for appreciation of the Company's valuation given the Company's relatively small market capitalization;

     - A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of continuing to operate the Company as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of the Company through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative;

     - The results of the efforts undertaken by the Company's management to solicit indications of interest in the possible acquisition of the Company from third parties other than JOMED;

     - The financial and valuation analyses presented to the Board by U.S. Bancorp Piper Jaffray, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

     - The oral opinion of U.S. Bancorp Piper Jaffray, which was later confirmed in a written opinion, dated August 5, 2000, to the effect that, as of the date of the opinion, the offer price of $11.00 per Share in cash proposed to be received in the Offer and the Merger by the stockholders of the Company (other than JOMED, Purchaser and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The full text of U.S. Bancorp Piper Jaffray's written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by U.S. Bancorp Piper Jaffray in rendering the opinion, is attached as Annex B hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

     - The terms and conditions of the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making proposals to the Company after the execution of the Merger Agreement, will not prevent the Board from providing information to and engaging in negotiations with other third parties that make proposals that (A) a majority of the Board reasonably determines in good faith (after consultation with U.S. Bancorp Piper Jaffray) that taking such action would be reasonably likely to lead to the delivery to the Company of a proposal that is superior to JOMED's proposal and (B) a majority of the Board determines in good faith (after consultation with Latham) that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law, and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed under the caption "11. The Merger Agreement -- Payment of Certain Fees and Expenses," in the Offer to Purchase to enter into a transaction with another third party that a majority of the Company's Board of Directors determines in good faith (after consultation with U.S. Bancorp Piper Jaffray) to be superior to the Company and its stockholders (in their capacity as stockholders) from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the JOMED proposal, and which is reasonably capable of being consummated if the Company's Board of Directors reasonably determines in good faith (after consultation with Latham) that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law;

     - The likelihood that the Merger would be consummated, including JOMED's experience, reputation and financial condition and based on the Company's past dealings with JOMED, as well as the risks to the Company if the Merger were not consummated;

     - The fact that JOMED had received a firm commitment from CSFB to finance up to $150 million of the Offer;

     - The structure of the transaction, which is designed, among other things, to result in the holders of the Shares receiving, at the earliest practicable time, the consideration paid in the Offer;

     - The relationship of the Offer price to the historical market prices for the Shares and to the Company's per share book value; and

     - The availability to the Company's stockholders of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

     (c). INTENT TO TENDER. To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a). The Company has retained U.S. Bancorp Piper Jaffray as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay U.S. Bancorp Piper Jaffray the following compensation:

     - a retainer fee of $25,000 that was paid upon engagement, and is to be credited against the fee described immediately below;

     - if a transaction is consummated in which more that 15% of the Company's equity or assets are to be acquired by a third party pursuant to an agreement or commitment which is entered into during the term of the engagement or within 12 months from the date of the termination of the engagement, and during the term of the engagement, such third party had contact with U.S. Bancorp Piper Jaffray or with the Company concerning such a transaction, the Company is required to pay a cash fee equal to 1.375% of the aggregate consideration paid to the Company and/or its stockholders in connection with such transaction, provided that in no event will such fee be less than $600,000; and

     - in the event a fairness opinion is requested from U.S. Bancorp Piper Jaffray, the Company will pay to U.S. Bancorp Piper Jaffray a cash fee of $400,000 due upon delivery of the fairness opinion to the Board, such fee being credited against the fee described immediately above.

     The Company also has agreed to reimburse U.S. Bancorp Piper Jaffray for reasonable expenses and to indemnify U.S. Bancorp Piper Jaffray and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. In the ordinary course of business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade or hold the securities of the Company and affiliates of Purchaser for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b). Except as set forth below no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     Messrs. Warnking, Wilson, Schulze-Clewing and Ms. Wooster participated in the Company's 1998 Employee Stock Purchase Plan for the subscription periods ended July 31 and August 18, 2000. Purchases for 3,095, 354, 1,791, and 800 Shares, respectively were purchased at $4.0375 per Share for the subscription period ended July 31. Purchases for 737, 34, 181, and 132 Shares, respectively, were purchased at $6.2688 per Share for the subscription period ended August 18, 2000.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) SUBJECT COMPANY NEGOTIATIONS.

     Prior to entering into the Merger Agreement, the Company had contacts and negotiations with other entities that had expressed interest in the Company. Prior to execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in a tender offer or other acquisition of the Company by the Company or any of its subsidiaries, or any other person or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     There is no transaction, board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to or would result in a tender offer or other acquisition of the Company by the Company or any of its subsidiaries, or any other person or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) OTHER MATERIAL INFORMATION.

     Section 14(f) Information Statement. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

     Section 203 of the Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law ("DGCL"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

     In accordance with the Merger Agreement and Section 203, at its meeting on August 5, 2000, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger.

     Section 253 of the Delaware General Corporation Law. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a meeting of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger.

     Appraisal Rights under Section 262 of the Delaware General Corporation
Law. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

     In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     The Company understands that JOMED does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. The Company understands that JOMED intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including U.S. Bancorp Piper Jaffray) are not necessarily opinions as to "fair value" under Section 262.

     The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters' rights under the DGCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL.

     Preferred Stock Purchase Rights. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, subject to adjustment, for an exercise price of $35.00 per Right, subject to adjustment. Generally, upon the earlier of (i) the close of business on the tenth day after the date of public announcement by the Company or a person that a person has become the beneficial owner of 20% or more of the shares of Common Stock then outstanding (an "Acquiring Person") or (ii) the close of business on the tenth day after the date of the commencement of a tender or exchange offer by a person, the consummation of which would result in that person becoming an Acquiring Person (the earliest of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock.

     After the Distribution Date, following the date a person becomes an Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. In addition, following the date a person becomes an Acquiring Person, upon the occurrence of certain transactions with the Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right. However, a person will not be deemed to be an "Acquiring Person" if such person has the right to acquire Common Stock pursuant to any merger or other acquisition agreement between the Company and such person, if such agreement has been approved by the Board of Directors prior to such person becoming the beneficial owner of 20% or more of the shares of Common Stock then outstanding. Because the Board of Directors of the Company unanimously approved the Merger Agreement, Rights holders will not be entitled to exercise their Rights for shares of Common Stock or shares of the common stock of Purchaser in connection with Offer and the Merger.

     United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about August 21, 2000. The initial waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, such waiting period can be extended only by court order or by consent of Purchaser.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of JOMED or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the consummation of the Offer would violate any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Other Filings. JOMED and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings will be made.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
-------
(a)(1)(A)  Offer to Purchase dated August 21, 2000 ("Offer to
           Purchase") (incorporated herein by reference to Exhibit
           (a)(1)(A) to Schedule TO filed by Purchaser with respect to the Company on August 21, 2000 ("Schedule TO")).
(a)(1)(B)  Letter of Transmittal (incorporated herein by reference to
           Exhibit (a)(1)(B) to Schedule TO).
(a)(1)(C)  Information Statement Pursuant to Section 14(f) of the
           Securities Exchange Act of 1934 and Rule 14f-1 thereunder
           (incorporated by reference herein and attached hereto as
           Annex A).
(a)(1)(D)  Letter to Stockholders of the Company dated August 21, 2000
           (incorporated by reference herein and attached hereto as
           Annex C).
(a)(5)(A)  Text of Press Release dated August 7, 2000 (incorporated herein by reference to Exhibit (a)(5) of the Company's
           Schedule 14D-9 filed with the Securities and Exchange
           Commission (the "Commission") on August 7, 2000).
(a)(5)(B)  Summary Advertisement as published in The Wall Street
           Journal on August 21, 2000 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO).
(e)(1)     Agreement and Plan of Merger, dated as of August 5, 2000, by and among JOMED, Purchaser and the Company (incorporated
           herein by reference to the Company's Current Report on Form
           8-K filed with the Commission on August 9, 2000).
(e)(2)     Confidentiality Agreement, dated June 26, 2000, between
           JOMED and the Company.
(e)(3)     Opinion of U.S. Bancorp Piper Jaffray Inc. dated August 5,
           2000 (incorporated by reference herein and attached hereto as Annex B).
(e)(4)     Certificate of Incorporation of the Company.
(e)(5)     Amended Bylaws of the Company.
(e)(6)     1988 Stock Option Plan and form of a Stock Option Agreement.
(e)(7)     Form of Indemnification Agreement between the Company and
           the directors of the Company.
(e)(8)     Distribution Agreement, dated December 15, 1998, between the
           Company and JOMED (incorporated herein by reference to the
           Company's Annual Report on Form 10-K (File No. 0-19880)
           filed with the Commission on March 31, 1999).
(e)(9)     IVUS Guided Stent Delivery System Development, Supply and
           Distribution Agreement, dated December 15, 1998, between the
           Company and JOMED (incorporated herein by reference to the
           Company's Annual Report on Form 10-K (File No. 0-19880)
           filed with the Commission on March 31, 1999).
(e)(10)    Master Distribution Agreement, dated December 13, 1999,
           between the Company and JOMED (incorporated herein by
           reference to the Company's Annual Report on Form 10-K (File
           No. 0-19880) filed with the Commission on March 30, 2000).
(e)(11)    1999 Nonstatutory Stock Option Plan of the Company
           (incorporated herein by reference to the Company's Annual
           Report on Form 10-K (File No. 0-19880) filed with the
           Commission on March 30, 2000).
(e)(12)    Nonstatutory Stock Option Agreement, dated November 8, 1999, by and between the Company and Robrecht L.W. Michiels
           (incorporated herein by reference to the Company's Annual
           Report on Form 10-K (File No. 0-19880) filed with the
           Commission on March 30, 2000).
(e)(13)    1998 Stock Option Plan.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ENDOSONICS CORPORATION

                                          By: /s/ REINHARD J. WARNKING
                                            ------------------------------------
                                            Reinhard J. Warnking
                                            Chairman and Chief Executive Officer

Dated: August 21, 2000

                                                                         ANNEX A

                             ENDOSONICS CORPORATION
                               2870 KILGORE ROAD
                        RANCHO CORDOVA, CALIFORNIA 95670

                       INFORMATION STATEMENT PURSUANT TO

                        SECTION 14(f) OF THE SECURITIES

                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about August 21, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, to cause Purchaser's designees (the "Designees") to be elected to at least a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on August 21, 2000, JOMED and Purchaser commenced the Offer. The Offer is scheduled to expire on September 19, 2000.

     The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning JOMED, Purchaser and the Designees has been furnished to the Company by JOMED and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The common stock of the Company, par value $.001 per share (the "Shares"), is the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 18, 2000, there were 17,844,098 Shares outstanding.

                               BOARD OF DIRECTORS

GENERAL

     The Board is currently comprised of seven members. Pursuant to the Company's Bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, Shares representing not less than a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, Purchaser is entitled to designate such number of members of the Board, rounded up, such that the percentage of its designees on the Board equals the percentage of Shares it beneficially owns; provided, however, that until the effective date of the Merger, there shall be at least three directors of the Company who are directors of the Company as of the date hereof. Upon the request of Purchaser, the Company shall promptly (i) either increase the size of the Board or use its best efforts to secure the resignation of such number of its current directors as is necessary to enable the Designees to be so elected to the Board and (ii) use its best efforts to cause the Designees to be so elected. Pursuant to the Common Stock Purchase Agreement, made as of October 7, 1998, between the Company and Fukuda Denshi Co., Ltd. ("Fukuda"), for so long as Fukuda owns 650,000 shares of Common Stock, the Company is required to nominate a designee of Fukuda reasonably acceptable to the Board to serve as a member of the Board. Mr. Jakob Stapfer is the current director designated by Fukuda.

     Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of JOMED listed in Schedule I attached hereto. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The business address of JOMED and Purchaser is Drottninggatan 94, S-252 21 Helsingborg, Sweden.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, which purchase cannot be earlier than September 19, 2000, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  Directors

     Set forth below, for each director of the Company, is information regarding their age as of August 18, 2000, position(s) with the Company, the period they have served as a director, any family relationship with any other director or executive officer of the Company, and the directorships currently held by them in corporations whose shares are publicly registered.

                                                                                               DIRECTOR
NAME                                 AGE                        POSITION                        SINCE
----                                 ---                        --------                       --------
Julie A. Brooks....................  54    Vice President, Legal and Public Affairs and          1998
                                           General Counsel of Channelpoint, Inc., an Internet
                                           company headquartered in Colorado, since 1999.
Thomas J. Cable....................  60    Private investor and consultant.                      1994
Dale Conrad........................  61    Private investor and consultant.                      1998
Jakob Stapfer......................  50    European Representative of Fukuda Denshi America,     1998
                                           a Japanese medical equipment producer.
Gregg W. Stone, M.D................  43    Director of Cardiovascular Research and Education     1999
                                           at the Cardiovascular Research Foundation, Lenox
                                           Hill Heart and Vascular Institute, New York City,
                                           New York.
Reinhard J. Warnking...............  51    Chairman of the Board, President and Chief            1993
                                           Executive Officer
W. Michael Wright..................  52    President and Chief Executive Officer of              1997
                                           WellPartner, Inc.

     Except as set forth below, each of the directors has been engaged in the principal occupation set forth next to his or her name above during the past five years. There is no family relationship between any director or executive officer of the Company.

     Ms. Brooks has served as a director of the Company since June 1998. She is currently the Vice President, Legal and Public Affairs and General Counsel of Channelpoint, Inc., an Internet company headquartered in Colorado, since 1999. Previously, Ms. Brooks was Senior Vice President, Legal & External Affairs, General Counsel and Secretary of Access Health, Inc. from 1996 to 1999. Prior to her role at Access Health, she founded and managed The General Counsel, Inc., a Seattle-based legal services company, from 1992 to 1996. She was Vice President, Legal Affairs, General Counsel and Secretary for Westmark International, Inc. an international manufacturer of diagnostic ultrasound, patient monitoring systems and clinical information systems, from 1986 to 1992.

     Mr. Cable is a private investor and a director of Fischer Imaging Corporation, and Ostex International. He founded and was a general partner of Cable and Howse Ventures, a venture capital firm, from 1976 through 1998.

     Mr. Conrad has served as director of the Company since August 1998. Prior to that he was on the Board of Directors of Fiberchem, Inc. from August 1995 until April 1998. He was the CEO of FCI Environmental from March 1993 until August 1995.

     Mr. Stapfer has served as director of the Company since October 1998. He is the European Representative of Fukuda Denshi America, a Japanese medical equipment producer.

     Dr. Stone has served as director of the Company since February 1999. He is the Director of Cardiovascular Research and Education at the Cardiovascular Research Foundation, Lenox Hill Heart and Vascular Institute, New York City, New York. Dr. Stone graduated from the University of Michigan and the Johns Hopkins School of Medicine in Baltimore, and completed his internship and residency at New York Hospital's Cornell Medical Center in New York City in 1985. He then completed a Cardiology Fellowship at Cedars Sinai Medical Center in Los Angeles in 1988, and a second Fellowship in Advanced Coronary Angioplasty at the Mid America Heart Institute in 1989. He also serves as chairman of the EndoSonics scientific advisory board, along with terms on numerous other advisory boards, key editorial positions and participation in major research products.

     Mr. Warnking joined EndoSonics in 1993 as a director, President and Chief Operating Officer. Mr. Warnking was appointed Chief Executive Officer on February 1, 1995. On June 22, 2000, Mr. Warnking was elected as Chairman of the Board. He was the President and Chief Executive Officer of Acoustic Imaging Technology Corporation, a manufacturer of ultrasound and transducer systems, from August 1991 to March 1993. From February 1989 to September 1990, he founded and operated Warnking Medizintechnik GmbH, which was acquired by Dornier Medizintechnik GmbH in September 1990. After the acquisition, Mr. Warnking founded and managed the ultrasound division of Dornier Medizintechnik. From August 1985 to February 1989, he held positions as Technical Director, General Manager and Vice President International for Squibb Medical Systems and Advanced Technology Laboratories (ATL).

     Mr. Wright has served as Director of the Company since December 1997. He has been President and Chief Executive Officer of WellPartner, Inc. since July 1999. Prior to this role, Mr. Wright held the position of President and Chief Executive Officer for Gene Therapeutics, Inc., MicroHeart, Inc. and TomTec Imaging Systems, Inc. Mr. Wright also served in various management capacities with Johnson & Johnson from 1968 to 1995.

     Executive Officers

     The executive officers of the Company, their ages as of August 18, 2000, and their positions are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Reinhard J. Warnking.................  51    Chairman of the Board, President, Chief Executive
                                             Officer and Director
Jeffrey Elder........................  52    Senior Vice President and Chief Financial Officer
Kathleen E. Redd.....................  39    Vice President, Corporate Controller
Michael J. Eberle....................  43    Senior Vice President and General Manager, SmartWire
                                             Division
Joerg Schulze-Clewing................  42    Vice President and General Manager, Imaging Division
Robrecht L.W. Michiels...............  50    Vice President and General Manager, Image Guided Therapy
                                             Division
Richard Hebert.......................  44    Vice President, Clinical/Regulatory Affairs and Quality
                                             Assurance
Gary L. Wilson.......................  46    Vice President, Worldwide Sales and Marketing
Oti M. Wooster.......................  47    Vice President, Human Resources and Administration

     The principal occupations of each executive officer and key employee of the Company for at least the last five years are as follows:

     Reinhard J. Warnking. Mr. Warnking joined EndoSonics in 1993 as a director, President and Chief Operating Officer. Mr. Warnking was appointed Chief Executive Officer on February 1, 1995. On June 22, 2000, Mr. Warnking was elected as Chairman of the Board. He was the President and Chief Executive Officer of Acoustic Imaging Technology Corporation, a manufacturer of ultrasound and transducer systems, from August 1991 to March 1993. From February 1989 to September 1990, he founded and operated Warnking Medizintechnik GmbH, which was acquired by Dornier Medizintechnik GmbH in September 1990. After the acquisition, Mr. Warnking founded and managed the ultrasound division of Dornier Medizintechnik. From August 1985 to February 1989, he held positions as Technical Director, General Manager and Vice President International for Squibb Medical Systems and Advanced Technology Laboratories (ATL).

     Jeffrey Elder. Mr. Elder joined the Company in May, 2000 as Senior Vice President and Chief Financial Officer. Before joining the Company, Mr. Elder was a private consultant from 1998 to 2000. From 1989 to 1998 he served as Senior Vice President and Chief Financial Officer of Foundation Health Systems and its predecessor company, Foundation Health Corporation, of which Mr. Elder was also a Director.

     Kathleen E. Redd. Ms. Redd, a CPA., joined the Company in April 1996 as Corporate Controller. In January 2000, Ms Redd was appointed the Acting Vice President and Chief Financial Officer when Richard L. Fischer, former Vice President, Finance and CFO, left this position because of personal reasons. On May 1, 2000, Ms. Redd received a promotion and is now Vice President, Corporate Controller. Before joining EndoSonics in 1996, Ms. Redd served as Controller for Acordia Benefit Services of Northern California, a third party administrator for health insurance providers, from 1991 to 1996.

     Michael J. Eberle. Mr. Eberle joined the Company as Director of Engineering in January 1985. In December 1985, he became a Vice President and Director of Research, with primary responsibility for the development of the Company's products. In 1992, Mr. Eberle became Senior Vice President, Engineering and Chief Technical Officer. In 1998, Mr. Eberle became Senior Vice President and General Manager of the Smart Wire Division. Prior to joining EndoSonics, Mr. Eberle served as an independent consultant, Manager of Electronic Research and Development at Second Foundation, an ultrasound imaging company, and as a scientist at GEC Hirst Research Center in the United Kingdom.

     Joerg Schulze-Clewing. Mr. Schulze-Clewing joined the Company in February 1997 as Vice President and Chief Technical Officer of MicroSound Corporation a former subsidiary of EndoSonics Corporation. In September 1998, MicroSound was merged with and into EndoSonics. Mr. Schulze-Clewing was promoted to the Vice President and General Manager of EndoSonics' Imaging Division in July 1998. Before joining EndoSonics in 1997, he was an independent consultant.

     Robrecht L. W. Michiels. Mr. Michiels joined the Company in December 1999 as Vice President and General Manager of Image Guided Therapy Division. Prior to joining the Company, from 1998 to 1999, Mr. Michiels served as Chief Executive Officer of VenPro Corporation, a development stage venture company in cardiovascular and less invasive surgery implants. From 1992 to 1998, Mr. Michiels served as President and Chief Operating Officer of InterVentional Technologies Inc., an interventional cardiology company.

     Richard Hebert. Mr. Hebert returned to the Company as Vice President, Clinical/Regulatory Affairs and Quality Assurance in April 1999. From May 1997 to May 1998 he served as Vice President of Operations and Administration for BioSurgical & BioInterventional Corporations, sister companies developing medical devices and bio-adhesives. Previously, from February 1993 through April 1997, he served in various positions with EndoSonics. Beginning in February 1993 Mr. Hebert served as Director of Quality Assurance until, in December 1994, when he was promoted to Vice President of Operations with responsibility for leading the Company's ultrasound transducer and catheter manufacturing facility in Pleasanton, California. Mr. Hebert decided to leave the Company in May 1997 when the corporate headquarters relocated from Pleasanton to Rancho Cordova, California.

     Gary L. Wilson. Mr. Wilson joined the Company in February 1996 as Director, Asia Pacific/Latin America/Canada (APLAC) Sales. In August 1998, Mr. Wilson was promoted to Vice President, APLAC Sales. In March 1999, he became Vice President, Worldwide Sales and Marketing. Prior to joining EndoSonics, Mr. Wilson was Director, Asia Pacific Sales for Advanced Technology Laboratories
(ATL), a manufacturer of diagnostic medical ultrasound equipment based in Bothell, Washington.

     Oti M. Wooster. Ms. Wooster joined the Company in April 1997 as Vice President, Human Resources and Administration. She is responsible for directing the Company's human resources, facilities and administration activities. From 1994 to 1997, Ms. Wooster was Director, Human Resources and Operations for U.S. West Cellular, a multinational telecommunications company. From 1987 to 1994, she was Vice President, Human Resources and Administration for Government Technology Services, Inc., the world's largest seller of computer products and services to the federal government. Prior to 1987, Ms. Wooster was a member of the Executive Staff, and Cabinet member at Northern Telecom. She held various line, human resources and administration management positions in both domestic and international levels there and at General Electric Corporation.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board met nine times during the year ended December 31, 1999. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings held by all Committees of the Board on which such director served.

     The Company has a standing Audit Committee composed of Messrs. Thomas J. Cable, and W. Michael Wright. The Audit Committee is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and reporting practices and its system of internal accounting controls. The Audit Committee met two times during the year ended December 31, 1999.

     The Company has a standing Compensation Committee which met five times during the year ended December 31, 1999. Through October 1999, this Committee consisted of Mr. Roger Salquist and Ms. Julie Brooks. During November and December 1999, the Compensation Committee consisted of Ms. Julie Brooks and Mr. Michael Wright. The Committee administers the 1998 Employee Stock Purchase Plan, the 1988 Stock Option Plan, the 1998 Stock Option Plan and the 1999 Nonstatutory Stock Option Plan, and reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company. The Compensation Committee has the power and authority to make stock option grants under the 1998 Stock Option Plan to the Company's officers.

     The Company has a standing Executive Committee which met three times during the year ended December 31, 1999, two of these times consisted of a three-day meeting and one time consisted of a one-day meeting. Since October 18, 1999, this Committee has consisted of Dale Conrad. The Committee consults with Reinhard J. Warnking, Chairman of the Board, President and Chief Executive Officer of the Company, on operating and financial matters concerning the Company, to assist in establishing strategic and tactical directions for the Company and to address such other matters and take such actions as may be authorized by the Board from time to time.

DIRECTOR COMPENSATION.

     Remuneration. The following directors were paid the indicated fees and retainers in connection with their Board service for the 1999 fiscal year.

Roger Salquist (former Chairman)...  $36,666.63    (For service through October 31, 1999)
Julie A. Brooks....................  $ 9,700.00
Thomas J. Cable....................  $ 9,200.00
Dale Conrad........................  $12,550.00
Edward Leonard.....................  $ 2,277.76    (For service through June 9, 1999)
Jakob Stapfer......................  $ 7,250.00
Gregg W. Stone, M.D................  $ 6,321.13    (For service from February 8, 1999)
W. Michael Wright..................  $ 7,500.00

     The Directors' Compensation policy in effect for 1999 was as follows:

COMPENSATION                             SERVICE
------------                             -------
 $1,000.00     Per quarter retainer.
 $  500.00     Per in-person board meeting, or for committee meeting not
               held in conjunction with Board of Directors meeting.
 $  250.00     For telephonic board or committee meeting, or for in-person committee meeting held in conjunction with Board of
               Directors meeting.
 $  100.00     Monthly retainer for Chairman of Compensation and Audit
               Committees.

     Stock Options. Each non-employee Board member receives an automatic option grant for 10,000 Shares under the Company's 1998 Stock Option Plan (the "Plan") on the date of his or her initial election or appointment to the Board. In addition, on the date of each Annual Stockholders Meeting, each individual re-elected as a non-employee Board member will receive an automatic option grant for an additional 5,000 Shares, provided such individual has served as a Board member for at least six months. Each automatic option grant will become exercisable for one-fourth of the Shares upon the optionee's completion of each year of

Board service over the four-year period measured from the grant date. However, the option will become immediately exercisable for all of the option Shares if the optionee dies or becomes disabled during his or her period of Board service or if the Company is acquired by merger or asset sale, or if there should occur a hostile take-over of the Company through a successful tender offer for more than 25% of the Company's outstanding Shares or a change in the majority of the Board effected through one or more contested elections for Board membership. Each automatic option grant will have a maximum term of 10 years, subject to earlier termination upon the optionee's cessation of Board service.

     Upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding Shares, each automatic option grant will be canceled, and the non-employee Board member will be entitled to a cash distribution from the Company based upon the tender-offer price.

     At the 2000 Annual Stockholder Meeting held on June 22, 2000, Ms. Brooks and Messrs. Cable, Conrad, Stapfer, Stone and Wright each received an automatic stock option grant under the Automatic Option Grant Program of the 1998 Stock Option Plan for 5,000 Shares in connection with their re-election as non-employee Board members. Each of these options has an exercise price of $5.25 per Share, the fair market value per Share on the grant date.

     At the 1999 Annual Stockholders Meeting held on June 10, 1999, Ms. Brooks and Messrs. Cable, Conrad, Salquist, Stapfer, Stone and Wright each received an automatic stock option grant under the Automatic Option Grant Program of the 1998 Option Plan for 5,000 Shares in connection with their re-election as non-employee Board members. Each of those options has an exercise price of $8.0625 per Share, the fair market value per Share on the grant date. Effective November 1, 1999, Mr. Roger Salquist, Chairman, resigned from the Company's Board of Directors, to devote his full attention to the portfolio companies and the investing activities of the North American Nutrition and Agribusiness Fund (NANAF), of which he is Chief Investment Officer.

     At the 1998 Annual Stockholders Meeting held on June 4, 1998, Messrs. Cable, Salquist and Wright each received an automatic stock option grant under the Automatic Option Grant Program of the 1998 Option Plan for 5,000 Shares in connection with their re-election as non-employee Board members. Each of those options has an exercise price of $5.9375 per Share, the fair market value per Share on the grant date.

     At the 1997 Annual Stockholders Meeting held on May 28, 1997, Messrs. Cable, Davis, and Henson, each received an automatic stock option grant under the Automatic Option Grant Program of the Plan for 5,000 Shares in connection with their re-election as non-employee Board members. Each of those options has an exercise price of $10.875 per Share, the fair market value per Share on the grant date.

     Mr. Salquist received an automatic option grant for 10,000 Shares upon his appointment to the Board on November 5, 1996 with an exercise price of $12.75. Mr. Salquist also received three additional option grants in connection with his commencement of Board service. The first two of those additional grants were made on November 5, 1996 at the time he joined the Board. One grant is for 5,000 Shares and was made pursuant to the Discretionary Option Grant Program in effect under the Plan and the second grant is for 25,000 Shares and was made to Mr. Salquist as a special incentive for him to join the Board. Both grants have an exercise price of $12.75 per Share. The final grant to Mr. Salquist covers 10,000 Shares and was made to him under the Discretionary Option Grant Program on December 6, 1996. The remaining terms and provisions of each of these option grants are basically the same as those in effect for his 10,000-Share option grant under the Automatic Option Grant Program.

     Dr. Stone, a member of the Board, has served as a member of the Company's Clinical Advisory Board and a consultant for our Sales and Marketing department. In these capacities, Dr. Stone received payments of $26,000 and $32,000, respectively.

     On April 19, 1999, Mr. Wright, as a member of the Board, signed a Consulting Agreement to assist the Company in exploration of IVUS-guided joint stenting with other companies. In this capacity, Mr. Wright was paid $7,500 for his consulting services.

                        SECURITY OWNERSHIP OF OFFICERS,
                      DIRECTORS AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding the ownership of Shares as of August 18, 2000 (i) each stockholder known to the Company to be a beneficial owner of more than five percent (5%) of the Shares, (ii) each director and nominee for director, (iii) the Named Officers (as such term is defined below under the caption "Executive Officer Compensation") and (iv) all current directors and executive officers of the Company as a group.

                                                              BENEFICIAL OWNERSHIP(A)
                                                              ------------------------
                                                                           APPROXIMATE
                                                              NUMBER OF      PERCENT
NAME AND ADDRESS                                               SHARES       OF CLASS
----------------                                              ---------    -----------
INVESCO, Inc.(1)............................................  2,465,000       13.8%
  1315 Peachtree Street, N.E.
  Suite 500
  Atlanta, GA 30309
Paloma Partners LLC(2)......................................  2,304,840       12.9%
  2 American Lane
  Greenwich, Connecticut 06836
Loomis, Sayles & Company, L.P.(3)...........................  1,248,700        7.0%
  One Financial Center
  Boston, MA 02111
Fukuda Denshi Company, Ltd.(4)..............................  1,052,577        5.9%
  3-39-4 Hungo Bunkyo-Ku
  Tokyo 113, Japan
Merrill Lynch & Company, Inc.(5)............................  1,026,300        5.8%
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10381
Trimark Financial Corporation(6)............................    907,900        5.1%
  One First Canadian Place, Suite 5600
  P.O. Box 487
  Toronto, ON MSX 1E5
Reinhard J. Warnking(7).....................................    558,527        3.1%
Michael J. Eberle(8)........................................    191,666        1.0%
Jeffrey Elder(9)............................................         --          *
Richard D. Herbert(10)......................................     11,460          *
Robrecht Michiels(11).......................................         --          *
Joerg Schulze-Clewing(12)...................................     74,617          *
Gary L. Wilson(13)..........................................     40,988          *
Oti M. Wooster(14)..........................................     75,213          *
Julie A. Brooks(15).........................................      7,501          *
Thomas J. Cable(16).........................................     43,755          *
Dale Conrad(17).............................................     22,087          *
Jakob Stapfer(18)...........................................      6,461          *
Gregg W. Stone, M.D.(19)....................................     14,626          *
W. Michael Wright(20).......................................     11,879          *
All directors and executive officers as a group (14
  persons)..................................................  1,058,780        5.9%

---------------
  *  Represents less than 1% of the issued and outstanding Shares

 (a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares subject to options and warrants which are currently exercisable or convertible or which will become exercisable or convertible within sixty (60) days after August 18, 2000 are deemed outstanding for computing the beneficial ownership of the person holding such option but are not deemed outstanding for computing the beneficial ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

 (1) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on July 10, 2000, INVESCO, Inc. reported that as of December 31, 1999, it had shared voting and investment power over 2,465,000 Shares.

 (2) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on August 17, 2000, Paloma Partners LLC reported that as of August 7, 2000, it had sole voting and investment power over 2,304,840 Shares.

 (3) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2000, Loomis, Sayles & Company, L.P. reported that as of December 31, 1999, it had sole voting power over 1,020,200 Shares and investment power over 1,248,700 Shares.

 (4) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on October 7, 1998, Fukuda Denshi Company, Ltd. reported that as of December 31, 1998, it had sole voting and investment power over 1,052,577 Shares.

 (5) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2000. Merrill Lynch & Company, Inc. reported that as of December 31, 1999, it had shared and investment power over 1,026,300 Shares.

 (6) Pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2000. Trimark Financial Corporation reported that as of December 31, 1999, it had sole voting and investment power over 907,900 Shares.

 (7) Includes 196,172 Shares owned by Mr. Warnking and 362,355 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

 (8) Includes 31,250 Shares owned by Mr. Eberle and 160,416 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

 (9) Includes no Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(10) Includes 11,460 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(11) Mr. Michiels currently has no Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(12) Includes 10,455 Shares owned by Mr. Schulze-Clewing and 64,162 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(13) Includes 1,040 Shares owned by Mr. Wilson and 39,948 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(14) Includes 1,265 Shares owned by Ms. Wooster and 73,948 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(15) Includes 7,501 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(16) Includes 43,755 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(17) Includes 10,000 Shares owned by Mr. Conrad and 12,087 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(18) Includes 6,461 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(19) Includes 14,626 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

(20) Includes 11,879 Shares obtainable upon exercise of options that are currently exercisable or will become exercisable within 60 days after August 18, 2000.

                         EXECUTIVE OFFICER COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer, Mr. Warnking, who has served in such capacity since February 1, 1995, and the other four most highly-compensated executive officers whose compensation for the 1999 fiscal year was in excess of $100,000 for services rendered in all capacities to the Company for each of the last three fiscal years. No other executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for the 1999 fiscal year resigned or terminated employment during that fiscal year. All the individuals named in the table will are referred to herein as the "Named Officers."

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM COMPENSATION AWARDS
                                            ANNUAL COMPENSATION    -------------------------------------
                                            -------------------    OTHER ANNUAL          NUMBER OF
NAME AND                                     SALARY      BONUS     COMPENSATION    SECURITIES UNDERLYING
PRINCIPAL POSITION                  YEAR      ($)       ($)(1)      ($)(2)(7)           OPTIONS(#)
------------------                  ----    --------    -------    ------------    ---------------------
Reinhard J. Warnking(3)...........  1999    290,000         (4)      266,354              80,000
  Chief Executive Officer and       1998    223,712     85,026        92,987              60,000
  President                         1997    208,146     65,205       198,936              50,000
Michael J. Eberle.................  1999    172,559     11,625            --              20,000
  Senior Vice President and
     General                        1998    152,842     35,213            --              30,000
  Manager, Smartwire Division       1997    146,757     24,990        49,875              20,000
Richard L. Fischer................  1999    153,916     25,113            --              20,000
  Vice President, Finance and       1998    140,013     29,009            --              20,000
  Chief Financial Officer           1997     20,377      5,600            --              75,000
Joerg Schulze-Clewing.............  1999    142,688     10,500            --              20,000
  Vice President and General        1998    117,949     19,500            --              40,000
  Manager, Imaging Division         1997    108,557     10,000            --              40,000
Michael J. Sorna..................  1999    141,140         --            --               4,000
  Vice President, Sales and         1998    149,634     19,000            --              20,000
  Marketing, European
     Operations(6)                  1997    119,466     81,050       365,434              25,000

---------------
(1) Except as otherwise indicated, the amounts shown under the Bonus column are cash bonuses earned for the indicated fiscal years under the Employee Bonus Plan.

(2) Except as otherwise indicated, Other Annual Compensation includes moving and relocation expenses and compensation related to the distribution of RADX or Cardiometrics stock based on outstanding options.

(3) Mr. Warnking first became employed by the Company on April 19, 1993 and was elected Chief Executive Officer of the Company on February 1, 1995.

(4) Mr. Warnking received no cash bonus for fiscal year 1999. In lieu of a cash bonus for 1999, on February 7, 2000, Mr. Warnking was granted an option for the purchase of 100,000 Shares, which will vest in six equal installments, with the first such installment vesting on November 2, 2000, and the balance vesting over the next five calendar quarters. Vesting will be accelerated fully in the event the price of the Shares reaches and remains at $10.00 per Share under certain conditions.

(5) Mr. Fischer first became employed by the Company in November 1997 and was appointed Vice President of Finance and Chief Financial Officer of the Company in November 1997. Mr. Fischer resigned his position as Vice President of Finance and Chief Financial Officer on January 7, 2000.

(6) Mr. Sorna became employed by the Company on July 24, 1997. He was previously employed by Cardiometrics, Inc. Other annual compensation for 1997 includes $203,746 of merger consideration based on Mr. Sorna's outstanding stock options on the effective date of the Cardiometrics acquisition. Mr. Sorna resigned his position effective September 10, 1999.

(7) This represents the gain on the exercise of non-qualified stock options.

                       OPTION GRANTS IN LAST FISCAL YEAR

     Stock Options. The following table provides information with respect to the stock option grants made during the 1999 fiscal year under the Company's 1998 Stock Option Plan to the Named Officers which are reflected in the Summary Comparison Table. Except for the limited stock appreciation rights described in Footnote (1) below, no stock appreciation rights were granted during such fiscal year to the Named Officers.

                                              INDIVIDUAL GRANTS
                         ------------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                               % OF TOTAL                                 AT ASSUMED ANNUAL RATES
                             NUMBER OF          OPTIONS                                  OF STOCK PRICE APPRECIATE
                             SECURITIES        GRANTED TO    EXERCISE OR                      FOR OPTION TERM
                         UNDERLYING OPTIONS   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------------
NAME                         GRANTED(1)       FISCAL YEAR     (2)($/SH)       DATE       5% ($)(3)      10% ($)(3)
----                     ------------------   ------------   -----------   ----------   -----------    ------------
Reinhard J. Warnking...        80,000              12%         $7.6250      7/29/09        383,600        972,400
Michael J. Eberle......        20,000               3%         $7.6250      7/29/09         95,900        243,100
Richard L. Fischer.....        20,000               3%         $7.6250      7/29/09         95,900        243,100
Joerg
  Schulze-Clewing......        20,000               3%         $7.6250      7/29/09         95,900        243,100
Michael J. Sorna.......         4,000               1%         $7.6250      7/29/09         19,180         48,620

---------------
(1) Options were granted on July 30, 1999.

    The Shares subject to each option will immediately vest in the event the Company is acquired by a merger or asset sale, unless the options are assumed by the acquiring entity. The Plan Administrator also has the discretionary authority to provide for accelerated vesting of the option Shares upon the termination of the optionee's employment following a hostile change in control of the Company, whether by tender offer for more than 25% of the Company's outstanding voting stock or change in the majority of the Board effected through one or more proxy contests. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

    Each option also includes a limited stock appreciation right pursuant to which the underlying option will automatically be canceled upon the successful completion of a hostile tender offer for more than 50% of the outstanding Shares and the optionee will become entitled to a cash distribution from the Company in an amount per canceled option Share (whether or not the option is otherwise at the time exercisable for all the option Shares) equal to the tender-offer price paid per Share less the option exercise price payable per Share.

(2) The exercise price may be paid in cash, in Shares valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased Shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased Shares and the federal and state income or employment tax liability incurred by the optionee in connection with such exercise. The optionee may be permitted, subject to the approval of the Plan Administrator, to apply a portion of the Shares purchased under the option (or to deliver existing Shares) in satisfaction of such tax liability.

(3) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% or 10% annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the Shares appreciates over the option term, no value will be realized from the option grants made to the executive officers.

     On July 24, 2000, the Company granted stock options under the EndoSonics 1998 Stock Option Plan to Messrs. Warnking, Wilson, Schulze-Clewing, Hebert, Elder, Eberle, and Ms. Wooster for 65,000, 15,000, 7,500, 15,000, 40,000, 7,500
and 15,000 Shares, respectively, at $6.00 per Share.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The table below sets forth information concerning the exercise of options during the 1999 fiscal year and unexercised options held by the Named Officers as of the end of such year. No stock appreciation rights were exercised by the Named Officers during such fiscal year, and except for the limited stock appreciation rights described in Footnote (1) to the Option Grant table above, no stock appreciation rights were held by such individuals at the end of such fiscal year.

                                                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED IN-
                            SHARES                         UNDERLYING UNEXERCISED               THE-MONEY
                           ACQUIRED       AGGREGATE         OPTIONS AT FY-END(#)         OPTIONS AT FY-END($)(2)
                              ON        VALUE REALIZED   ---------------------------   ---------------------------
NAME                      EXERCISE(#)       ($)(1)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   --------------   -----------   -------------   -----------   -------------
Reinhard J. Warnking....    40,622            0            291,314        172,713       $ 32,277        $76,580
Michael J. Eberle.......         0            0            139,791         52,709          2,000              0
Richard L. Fischer(3)...         0            0             38,334         76,666              0              0
Joerg Schulze-Clewing...         0            0             43,328         56,672        123,944         51,056
Michael J. Sorna(4).....         0            0                  0              0              0              0

---------------
(1) Based upon the market price of the purchased Shares on the exercise date less the option exercise price paid for such Shares.

(2) Based upon the market price of $4.50 per Share, which was the closing selling price per Share on the Nasdaq National Market on the last day of the 1999 fiscal year, less the option exercise price payable per Share.

(3) Mr. Fischer resigned his position effective January 7, 2000. Mr. Fischer will provide consulting services through March 7, 2000. On March 7, 2000, Mr. Fischer's options stopped vesting, and those options that were not exercisable will be cancelled. On June 7, 2000, Mr. Fischer's unexercised vested options were cancelled.

(4) Mr. Sorna resigned his position effective September 10, 1999. On this date, Mr. Sorna's options stopped vesting, and those options that were not exercisable were cancelled. On December 10, 1999, Mr. Sorna's unexercised vested options were cancelled.

MANAGEMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

     None of the Named Officers have employment agreements with the Company. The employment of each of those Named Officers may be terminated at any time at the discretion of the Board of Directors.

     The Compensation Committee of the Board of Directors has the authority as administrator of the Company's 1988 Option Plan and the 1998 Option Plan and the 1999 Nonstatutory Stock Option Plan to provide for the accelerated vesting of the shares of Common Stock subject to any outstanding options held by the Chief Executive Officer and the Company's other executive officers and any unvested shares actually held by those individuals under such plans, in the event their employment were to be terminated (whether involuntarily or through a forced resignation) following a hostile takeover of the Company effected through a successful tender for more than 25% of the Company's outstanding Common Stock or through a change in the majority of the Board as a result of one or more contested elections for Board membership.

     In addition, on August 5, 2000, the Board adopted a resolution, effective upon the consummation of the Offer, accelerating the vesting of all shares of Common Stock subject to any outstanding options immediately prior to the consummation of the Offer. These resolutions also provided that immediately prior to the consummation of the Offer, all outstanding options would be cancelled and exchanged for an amount in cash, payable at the consummation of the Offer, equal to the product of the number of shares of Common Stock subject to each option, whether vested or unvested, and the excess, if any, of $11.00 over the per share exercise price of each option.

     The Board, by resolution adopted August 5, 2000, clarified that the Offer and the Merger will constitute a change-of-control transaction under the provisions of early vesting upon termination provisions of the 1988 Stock Option Plan, the 1998 Stock Option Plan and any other stock option plans of the Company.

     In April 1998, the Board authorized the Company to enter into a Key Employee Retention Agreement with each officer of the Company that would provide to such officers certain benefits, including, among other things, acceleration of vesting and salary continuation, in the event of the termination of the officer's employment with the Company, other than for cause, following a change-of-control transaction. On August 5,

2000, the Key Employee Retention Agreements were amended to clarify that the Offer and the Merger constituted a change-of-control transaction thereunder.

     If the termination occurs more than 12 months but within 18 months after the change in control, the employee receives the benefits described above except that the base salary continuation period is 12 months and bonus payments equal the bonus accrued within that additional period.

     Mr. Jakob Stapfer, a member of the Company's Board of Directors, is the European representative of Fukuda Denshi America, a wholly-owned subsidiary of Fukuda Denshi Company, LLP, a corporation of Japan, with whom the Company has entered into the following agreements: Distribution Agreement dated August 31, 1998, Amendment to the June 28, 1997 Distribution Agreement, dated August 31, 1998, Research and Development Agreement dated August 31, 1998, Common Stock Purchase Agreement dated October 7, 1998, and the Investors' Rights Agreement dated September 21, 1998. For fiscal year 1999, payments from Fukuda Denshi Company, LLP under these agreements were in the aggregate approximately $4,328,788.

COMPENSATION COMMITTEE REPORT

     It is the responsibility of the Compensation Committee of the Board to make recommendations to the Board with respect to the base salary and bonuses to be paid to the Company's executive officers each fiscal year. In addition, the Compensation Committee has the exclusive authority to administer the Company's 1988 Stock Option Plan, the 1998 Employee Stock Purchase Plan and the 1998 Stock Option Plan with respect to the grants made thereunder to such officers and other key employees. The following is a summary of the policies of the Compensation Committee which affect the compensation paid to executive officers, as reflected in the tables and text set forth elsewhere in this Information Statement.

     General Compensation Policy. Under the supervision of the Compensation Committee, the Company has developed a compensation policy which is designed to attract and retain qualified key executives critical to the Company's success and to provide such executives with performance-based incentives tied to the financial success of the Company. One of the Committee's primary objectives is to have a substantial portion of each officer's compensation contingent upon the Company's performance as well as upon the individual's contribution to the success of the Company as measured by his or her personal performance. Accordingly, each executive officer's compensation package is fundamentally comprised of three elements: (i) base salary which reflects individual performance and expertise and is designed to be competitive with salary levels in the industry, (ii) variable performance awards payable in cash and tied to the Company's achievement of certain financial goals; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

     Factors. The principal factors that were considered in establishing the components of each executive officer's compensation package for the 1999 fiscal year are summarized below. However, the Committee may in its discretion apply different factors, particularly different measures of financial performance, in setting executive compensation for future fiscal years.

     - Base Salary. The base salary levels for the executive officers were established for the 1999 fiscal year on the basis of the following factors: personal performance, the estimated salary levels in effect for similar positions as a select group of companies with which the Company competes for executive talent, and internal comparability considerations. The Committee, however, did not rely upon any specific compensation surveys for comparisons. Instead, the Committee made its decisions as to the appropriate market level of base salary for each executive officer on the basis of its understanding of the salary levels in effect for similar positions at those companies with which the Company competes for executive talent. Base salaries will be reviewed on an annual basis, and adjustments will be made in accordance with the factors indicated above.

     - Annual Incentive Compensation. The Company has adopted an Employee Bonus Plan pursuant to which the Board has discretionary authority to award cash bonuses to executive officers and employees in accordance with recommendations made by the Committee based upon the extent to which certain financial and performance targets established semi-annually by the Committee are met and the contribution of each such officer and employee to the attainment of such targets. For fiscal year 1999, the performance targets for each of the Named Officers included gross sales, cash flow, engineering product goals and regulatory submission goals. The weight given to each factor varied from individual to individual.

     - Long-Term Incentive Compensation. EndoSonics has also adopted the 1988 Stock Option Plan and the 1998 Stock Option Plan. Each grant under these plans is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The number of shares subject to each option grant is based upon the officer's tenure, level of responsibility and relative position in the Company. The Committee has established certain general guidelines in making option grants to the executive officers in an attempt to target a fixed number of unvested option shares based upon the individual's position with the Company and his or her existing holdings of unvested options. However, the Committee does not adhere strictly to these guidelines and will vary the size of the option grant made to each executive officer as it feels the circumstances warrant. Each grant allows the officer to acquire shares of the Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years). The option normally vests in periodic installments over a four-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains in the Company's employ and the market price of the Company's Common Stock appreciates over the option term.

     - CEO Compensation. In setting the base salary for Mr. Reinhard J. Warnking, the Company's Chief Executive Officer, for the 1999 fiscal year, the Committee sought to provide him with a level of salary which is at the median of the salaries paid to chief executive officers of similarly-sized companies in the industry. There was no intent on the Committee's part to have this particular component of Mr. Warnking's compensation affected to any significant degree by the Company's performance.

       The Committee awards incentive cash compensation to management based on the achievement of specified financial objectives and the Company's overall performance. In consideration of these factors, Mr. Warnking received no cash bonus for fiscal year 1999.

       The long-term incentive component of Mr. Warnking's compensation for the 1999 fiscal year consisted of a stock option grant on July 30, 1999 to purchase 80,000 shares at fair market value. As previously indicated, this grant was designed to provide an incentive to Mr. Warnking to contribute to the Company's financial success, and align his interests with the Company's stockholders.

     - Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held corporations for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance based compensation to be paid to the Company's executive officers for the 1998 fiscal year did not exceed the $1 million limit per officer, so it is expected that the non-performance based compensation to be paid to the Company's executive officers for fiscal year 1999 will exceed that limit. The Company's 1988 Stock Option Plan and 1998 Stock Option Plan are structured so that any compensation deemed paid to an executive officer in connection with the exercise of option grants made under such plans will qualify as performance-based compensation which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

                                          COMPENSATION COMMITTEE

                                          Julie A. Brooks
                                          W. Michael Wright

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Board for the 1999 fiscal year were Julie A. Brooks and Roger Salquist through October 31, 1999. From November 1, 1999 through December 31, 1999, the members of the Compensation Committee of the Board were Julie A. Brooks and W. Michael Wright. No member of the Compensation Committee was at any time during the 1999 fiscal year or at any other time an officer or employee of the Company.

     No executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

STOCK PERFORMANCE GRAPH

     The graph depicted below shows the Company's stock price as an index assuming $100 invested on December 1, 1994 (the date of the Company's initial public offering), along with the composite prices of companies listed on the CRSP Total Return Index for National Association of Securities Dealers Automated Quotation ("Nasdaq") Stock Market and the Chase H & Q, Incorporated Total Return Index for Healthcare Companies (excluding Biotechnology). This information has been provided to the Company by Chase H & Q, Incorporated.

                                                     EndoSonics Corporation     Nasdaq Stock Market -U.S.
Dec-94                                                                  100                          100
Jan-95                                                               123.64                       100.53
Feb-95                                                               110.91                       105.81
Mar-95                                                               116.36                       108.95
Apr-95                                                               114.55                       112.38
May-95                                                               114.55                       115.29
Jun-95                                                               161.82                       124.62
Jul-95                                                               147.27                       133.77
Aug-95                                                               165.45                       136.49
Sep-95                                                               192.73                       139.63
Oct-95                                                               230.91                       138.83
Nov-95                                                               207.27                       142.09
Dec-95                                                                  220                       141.34
Jan-96                                                                  200                       142.04
Feb-96                                                               214.55                       147.46
Mar-96                                                                  260                       147.95
Apr-96                                                               252.73                       160.21
May-96                                                               221.82                       167.56
Jun-96                                                                  260                          160
Jul-96                                                               181.82                       145.76
Aug-96                                                               209.09                       153.95
Sep-96                                                               203.64                       165.72
Oct-96                                                               183.64                       163.88
Nov-96                                                               167.27                       174.04
Dec-96                                                               221.82                       173.89
Jan-97                                                               187.27                       186.23
Feb-97                                                               165.45                       175.92
Mar-97                                                               138.18                       164.45
April-97                                                             127.27                       169.58
May-97                                                               161.82                       188.79
Jun-97                                                               158.18                       194.59
Jul-97                                                               192.73                       215.09
Aug-97                                                               170.91                       214.77
Sep-97                                                               213.64                        227.5
Oct-97                                                               167.27                       215.65
Nov-97                                                               170.91                       216.78
Dec-97                                                               156.36                       213.05
Jan-98                                                               117.27                        219.8
Feb-98                                                               149.09                       240.46
Mar-98                                                               150.91                       249.35
Apr-98                                                                94.55                       253.56
May-98                                                                88.18                       239.47
Jun-98                                                                87.27                       256.19
Jul-98                                                               125.45                       253.21
Aug-98                                                                   70                       203.01
Sep-98                                                                69.09                       231.18
Oct-98                                                               111.82                       241.34
Nov-98                                                               123.64                       265.87
Dec-98                                                               144.55                       300.42
Jan-99                                                               178.18                          344
Feb-99                                                                  120                       313.21
Mar-99                                                                94.55                       336.89
Apr-99                                                                73.64                       347.75
May-99                                                                99.09                       338.47
Jun-99                                                               101.82                       368.91
Jul-99                                                               110.91                       362.14
Aug-99                                                               120.91                       377.36
Sep-99                                                               123.64                       377.88
Oct-99                                                                54.09                       408.13
Nov-99                                                                72.73                       457.79
Dec-99                                                                65.45                       558.46
Jan-00                                                                   70                       537.79
Feb-00                                                                83.64                       640.29
Mar-00                                                                91.82                        626.9
Apr-00                                                                66.36                       527.11
May-00                                                                62.73                       463.52
Jun-00                                                                81.82                       544.93
Jul-00                                                               100.91                       515.68

                                                    Chase H&Q Healthcare Excl. Biotech
Dec-94                                                                             100
Jan-95                                                                          106.37
Feb-95                                                                          108.84
Mar-95                                                                          116.81
Apr-95                                                                          115.33
May-95                                                                          115.88
Jun-95                                                                             120
Jul-95                                                                          130.26
Aug-95                                                                           138.2
Sep-95                                                                          150.11
Oct-95                                                                          152.74
Nov-95                                                                          156.17
Dec-95                                                                           166.5
Jan-96                                                                           178.1
Feb-96                                                                           178.1
Mar-96                                                                          178.12
Apr-96                                                                           174.7
May-96                                                                          174.79
Jun-96                                                                          167.41
Jul-96                                                                          153.34
Aug-96                                                                          163.34
Sep-96                                                                          183.72
Oct-96                                                                          174.15
Nov-96                                                                          179.53
Dec-96                                                                          184.85
Jan-97                                                                          194.94
Feb-97                                                                          191.73
Mar-97                                                                          175.59
April-97                                                                        179.48
May-97                                                                          197.25
Jun-97                                                                          210.21
Jul-97                                                                          221.79
Aug-97                                                                          210.67
Sep-97                                                                          220.32
Oct-97                                                                          209.44
Nov-97                                                                          213.35
Dec-97                                                                          220.29
Jan-98                                                                          220.73
Feb-98                                                                          241.14
Mar-98                                                                          250.49
Apr-98                                                                          258.39
May-98                                                                          248.17
Jun-98                                                                          255.22
Jul-98                                                                          250.51
Aug-98                                                                           208.3
Sep-98                                                                          225.29
Oct-98                                                                          237.29
Nov-98                                                                          251.77
Dec-98                                                                          267.67
Jan-99                                                                          256.05
Feb-99                                                                          248.76
Mar-99                                                                          255.02
Apr-99                                                                          255.38
May-99                                                                          254.11
Jun-99                                                                           261.7
Jul-99                                                                          255.71
Aug-99                                                                          250.57
Sep-99                                                                          226.05
Oct-99                                                                          221.97
Nov-99                                                                          234.24
Dec-99                                                                          233.86
Jan-00                                                                          241.21
Feb-00                                                                          235.54
Mar-00                                                                          248.17
Apr-00                                                                           264.5
May-00                                                                          275.37
Jun-00                                                                          301.41
Jul-00                                                                          305.56

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings, including this Proxy Statement, the preceding Compensation Committee Report on Executive Compensation and the Company Stock Performance Graph will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     The members of the Board of Directors, the executive officers of the Company and persons who hold more than 10% of the Company's outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with the Securities and Exchange Commission with respect to their ownership of the Common Stock and their transactions in such Common Stock. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their 1999 fiscal year transactions in the Common Stock and their Common Stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 1999 fiscal year, the Company believes that all reporting requirements under
Section 16(a) for such fiscal year were met in a timely manner by its executive officers, Board members and greater than ten-percent stockholders.

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

     As of the date of this Information Statement, Purchaser has not determined who will be Designees. However, such Designees will be selected from the following list of directors and executive officers of JOMED upon the purchase by Purchaser pursuant to the Offer of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis. The information contained herein concerning JOMED and Purchaser and their respective directors and executive officers has been furnished by JOMED and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

     The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Management Board and executive officer, of JOMED N.V. Unless indicated otherwise, each person is a citizen of Sweden with a principal business address at Drottninggatan 94, S-252 21 Helsingborg, Sweden.

  JOMED Management Board

                                                                              PRINCIPAL OCCUPATION OR
NAME (AND CITIZENSHIP)                            TITLE                             EMPLOYMENT
----------------------                            -----                       -----------------------
Tor Peters (Sweden).........  President and Chief Executive Officer                    JOMED
Antti Ristinmaa (Sweden)....  Vice President of Finance                                JOMED
Dr. Peter Klemm (Germany)...  Vice President Operations                                JOMED
Rudi Ott (Switzerland)......  Vice President Clinical and Regulatory Affairs           JOMED
Dr. Randolf von Oepen
  (Germany).................  Vice President, Research and Development                 JOMED

     - Tor Peters has served as President and Chief Executive Officer of JOMED since 1998 and Chief Executive Officer of JOMED i Helsingborg International AB from 1996 to 1999. From 1993 through 1995, Mr. Peters was Marketing Manager for Cardiology at SciMed Life Systems Inc. From 1988 to 1993, he was Sales Manager for Novo Pharma.

     - Antti Ristinmaa has been JOMED's Vice President of Finance since 1998. From 1994 to 1998, Mr. Ristinmaa served as the Vice President of Business Control and Treasurer for Perstorp. From 1990 to 1994, he was Vice President of Finance at Huhtamaki.

     - Dr. Peter Klemm is Vice President Operations and is also responsible for JOMED's cardiac assist products since 1999. From 1996 to 1999, he was Head of Research for Grunenthal GmbH. From 1993 to 1996, Dr. Klemm was a senior scientist at Hoechst Marion Rousel. He received his doctorate in pharmacology from the University of Mainz and has completed post-doctoral research at the William Harvey Research Institute in London.

     - Rudi Ott is Vice President Clinical and Regulatory Affairs. Prior to joining the Company in 1999, he was Vice President Clinical and Regulatory for Schneider from 1994 to 1999 after having spent 10 years with Ciba-Geigy. He graduated in 1978 from medical school in Germany.

     - Dr. Randolf von Oepen joined JOMED in 1994 and became Vice President, Research and Development, in 1998. Dr. von Oepen holds a doctorate in mechanical engineering from the RWTH Institute in Aachen, Germany.

     The members of the Management Board may be contacted at JOMED's executive offices in Helsingborg, Sweden.

  JOMED Supervisory Board

     The table below sets forth the names and addresses of the current members of the Supervisory Board of the Company and their principal occupation or employment history:

                                                                             PRINCIPAL OCCUPATION OR
NAME                    PRINCIPAL BUSINESS ADDRESS  DATE OF APPOINTMENT             EMPLOYMENT
----                    --------------------------  -------------------   ------------------------------
Jan-Eric Osterlund....  23 Tedworth Square,          February 2, 1998     Chairman of JOMED and Chairman
                        Chelsea, London                                   or director of several
                        SW3 4DR                                           investment and healthcare
                        United Kingdom                                    companies.

Ahmet Aykac...........  Rue Albert Einstein         December 15, 1999     Professor and Director of the
                        BP 169                                            Theseus Institute, Sophia
                        06903 Sophia Antipolis                            Antipolis, France.
                        Cedex
                        France

Siegfried Einhellig...  Schweidnitzer Strasse 33     February 2, 1998     Consultant to JOMED and
                        80997 Munich                                      director of Prva Obrtnicka
                        Germany                                           Stedionica.

Lars Sunnanvader......  Silberburgstrasse 6          February 2, 1998     Chairman of the Supervisory
                        72379 Hechinge                                    Board of JOSTRA Medizintechnik
                        Germany                                           AG, a medical device company.

Rene Garo.............  Waldeggstrasse 2              March 24, 2000      Medical Technology Advisor.
                        St. Niklaus
                        4532 Feldbrunnen
                        Switzerland

     - Mr. Jan-Eric Osterlund is a partner of QueQuoin Holdings, an investment group specializing in medical venture capital since 1992. He is also chairman of Phairson Medical Ltd (a UK biotechnology group), Egalet A/S (a Danish drug-delivery company) and Epiport Ltd (a drug-delivery company). Mr. Osterlund also serves as a director of Vasogen Inc., a public Canadian medical device company. He has also been a director of several Swedish public companies, having served as Chairman of Investment AB Skrinet and as a director of Independent Leasing AB.

     - Dr. Ahmet Aykac is the Director General of the Theseus Institute and Professor of Economics and Organizations since 1995. He is also a consultant to the boards of several national and international agencies and private organizations. Dr. Aykac is a fellow of the New York Academy of Sciences.

     - Mr. Siegried Einhellig is a consultant to JOMED and a director of Prva Obrtnicka Stedionica d.d., a Croatian bank, assisting with its international expansion plans. From 1997 to 1999, Mr. Einhellig was Vice President of Sales for the JOMED Group and Executive Director of JOMED Deutschland GmbH. Prior to joining the Company, he was Vice President Europe for Boston Scientific GmbH's SciMed Division.

     - Mr. Lars Sunnanvader is the founder of JOMED. He served as the Chief Executive Officer of JOMED Implantate GmbH from 1990 to 1999. Mr. Sunnanvader also founded Jostra Medizintechnik AG and is a member of its Supervisory Board.

     - Mr. Rene Garo is a member of the boards of Swisslog Holding AG (listed on the SWX Swiss Exchange), Illbruck GmbH, Digital-Logic AG and Confida Consulting AG. He is also an investment advisor to MicroValue AG. From 1996 to 1999, he was Chief Executive Officer of Haag-Streit Holding AG, a producer of ophthalmic diagnostic instruments. Mr. Garo served as Chief Executive Officer of MattisMedical AG from 1992 to 1996.

                                                                         ANNEX B

U.S. BANCORP PIPER JAFFRAY LOGO

August 5, 2000

The Board of Directors
EndoSonics Corporation
2870 Kilgore Road
Rancho Cordova, CA 95670

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of EndoSonics Corporation ("EndoSonics") of the proposed cash consideration to be paid to the holders of Common Stock pursuant to an Agreement and Plan of Merger to be dated as of August 3, 2000 (the "Agreement"), among Jomed N.V. ("Parent"), Jomed Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, and EndoSonics. Pursuant to the Agreement, Purchaser would make a cash tender offer ("Tender Offer") for all of the outstanding shares of Common Stock at a purchase price of $11.00 per share in cash (the "Offer Price"). Following completion of the Tender Offer, Purchaser would be merged into EndoSonics (the "Merger") and each outstanding share of Common Stock would be converted into the right to receive the Offer Price. The terms and conditions of the Tender Offer and Merger (collectively, the "Transaction") are more fully set forth in the Agreement.

     U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as exclusive financial advisor to EndoSonics in connection with the Agreement and will receive a fee for our services which is contingent upon consummation of the Transaction. In addition, we will receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. EndoSonics has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the Common Stock and provide research coverage for EndoSonics. We acted as lead manager of the initial public offering of the Common Stock on March 4, 1992 and lead manager of the subsequent offering of the Common Stock on November 14, 1995. In the ordinary course of our business, we and our affiliates may actively trade securities of EndoSonics for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft copy of the Agreement and Plan of Merger dated August 3, 2000, (ii) certain financial, operating, business and other information relative to EndoSonics that was publicly available or furnished by the management of EndoSonics, (iii) to the extent publicly available, the stock price premiums paid and financial terms of certain acquisition transactions involving companies operating in industries in which EndoSonics operates and operating performance and valuation analyses of selected public companies deemed comparable to EndoSonics, and (iv) certain publicly available market and securities data of EndoSonics. In addition, we had discussions with members of the management of EndoSonics concerning the financial condition, current operating results and business outlook for EndoSonics on a stand-alone basis.

     We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by EndoSonics, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of EndoSonics that the information provided to us by EndoSonics has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgement of EndoSonics' management, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of EndoSonics, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity or regarding whether the necessary regulatory approvals, equity financings of Parent or other conditions to consummation of the Transaction contained in the Agreement will be obtained or satisfied.

     This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

     This opinion is directed to the Board of Directors of EndoSonics and is not intended to be and does not constitute a recommendation to any stockholder of EndoSonics. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer or the Proxy Statement relating to the Merger in accordance with the terms of the engagement letter, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

     Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price of $11.00 per share in cash proposed to be received in the Transaction by the stockholders of EndoSonics (other than Parent, Purchaser and its affiliates) pursuant to the Agreement for the Common Stock is fair, from a financial point of view, to such stockholders as of the date hereof.

Sincerely,

/s/ U.S. Bancorp Piper Jaffray
U.S. BANCORP PIPER JAFFRAY INC.

                                                                         ANNEX C
                               [ENDOSONICS LOGO]

                                                                 August 21, 2000

Dear Stockholder:

     We are pleased to inform you that on August 5, 2000, EndoSonics Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with JOMED N.V. ("JOMED") and its subsidiary, JOMED Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company by JOMED. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock at a price of $11.00 per share in cash.

     Following the successful completion of the Offer, Purchaser will be merged with the Company (the "Merger"), and all shares of common stock not purchased in the Offer will receive in the Merger the same $11.00 per share in cash. The closing of the Offer will be conditioned upon (i) at least a majority of the Company's fully diluted shares being tendered and not withdrawn prior to the expiration of the Offer; (ii) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act; (iii) the satisfaction of certain conditions to funding under a Credit Suisse First Boston commitment letter to JOMED; and (iv) other customary closing conditions.

     THE COMPANY'S BOARD OF DIRECTORS (THE "BOARD"), AT A SPECIAL MEETING HELD ON AUGUST 5, 2000, UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS; (2) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; AND (3) RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, U.S. Bancorp Piper Jaffray Inc., that, as of August 5, 2000, the offer price of $11.00 per share in cash proposed to be received in the Offer and the Merger by the stockholders of the Company (other than JOMED, Purchaser and its affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders.

     Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

     On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,

                              /s/ Reinharad J. Warnking
                                          Reinhard J. Warnking
                                          Chairman and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT
-------
(a)(1)(A)  Offer to Purchase dated August 21, 2000 ("Offer to
           Purchase") (incorporated herein by reference to Exhibit
           (a)(1)(A) to Schedule TO filed by Purchaser with respect to the Company on August 21, 2000 ("Schedule TO")).
(a)(1)(B)  Letter of Transmittal (incorporated herein by reference to
           Exhibit (a)(1)(B) to Schedule TO).
(a)(1)(C)  Information Statement Pursuant to Section 14(f) of the
           Securities Exchange Act of 1934 and Rule 14f-1 thereunder
           (incorporated by reference herein and attached hereto as
           Annex A).
(a)(1)(D)  Letter to Stockholders of the Company dated August 21, 2000
           (incorporated by reference herein and attached hereto as
           Annex C).
(a)(5)(A)  Text of Press Release dated August 7, 2000 (incorporated herein by reference to Exhibit (a)(5) of the Company's
           Schedule 14D-9 filed with the Securities and Exchange
           Commission (the "Commission") on August 7, 2000).
(a)(5)(B)  Summary Advertisement as published in The Wall Street
           Journal on August 21, 2000 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO).
(e)(1)     Agreement and Plan of Merger, dated as of August 5, 2000, by and among JOMED, Purchaser and the Company (incorporated
           herein by reference to the Company's Current Report on Form
           8-K filed with the Commission on August 9, 2000).
(e)(2)     Confidentiality Agreement, dated June 26, 2000, between
           JOMED and the Company.
(e)(3)     Opinion of U.S. Bancorp Piper Jaffray Inc. dated August 5,
           2000 (incorporated by reference herein and attached hereto as Annex B).
(e)(4)     Certificate of Incorporation of the Company.
(e)(5)     Amended Bylaws of the Company.
(e)(6)     1988 Stock Option Plan and form of a Stock Option Agreement.
(e)(7)     Form of Indemnification Agreement between the Company and
           the directors of the Company.
(e)(8)     Distribution Agreement, dated December 15, 1998, between the
           Company and JOMED (incorporated herein by reference to the
           Company's Annual Report on Form 10-K (File No. 0-19880)
           filed with the Commission on March 31, 1999).
(e)(9)     IVUS Guided Stent Delivery System Development, Supply and
           Distribution Agreement, dated December 15, 1998, between the
           Company and JOMED (incorporated herein by reference to the
           Company's Annual Report on Form 10-K (File No. 0-19880)
           filed with the Commission on March 31, 1999).
(e)(10)    Master Distribution Agreement, dated December 13, 1999,
           between the Company and JOMED (incorporated herein by
           reference to the Company's Annual Report on Form 10-K (File
           No. 0-19880) filed with the Commission on March 30, 2000).
(e)(11)    1999 Nonstatutory Stock Option Plan of the Company
           (incorporated herein by reference to the Company's Annual
           Report on Form 10-K (File No. 0-19880) filed with the
           Commission on March 30, 2000).
(e)(12)    Nonstatutory Stock Option Agreement, dated November 8, 1999, by and between the Company and Robrecht L.W. Michiels
           (incorporated herein by reference to the Company's Annual
           Report on Form 10-K (File No. 0-19880) filed with the
           Commission on March 30, 2000).
(e)(13)    1998 Stock Option Plan.